Exhibit 99.4

Sundance Energy Australia Limited

32 Beulah Road, Norwood. South Australia. 5067    ACN 112 202 883

Telephone: +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Activities Report for the Quarter Ended 31 December 2014

Highlights

Operating Results

•                  Achieved exit rate production of 9,434 boe/d, above the high range of 2014 guidance of 8,000 – 9,000 boe/d.

•                  Production for the quarter increased to 8,932 Boe/d, net of royalties, an increase of 1,897 Boe/d (27 percent) compared to the immediately preceding quarter.

•                  Adjusted EBITDAX and Adjusted EBITDAX Margin increased to $36.1 million, or 82.4 percent of revenue, respectively, for the quarter ended 31 December 2014 and $122.2 million, or 76.5 percent of revenue, for the year ended 31 December 2014, a 132.4 percent increase compared to $52.6 million, or 61.6 percent of revenue for the same period in 2013.

•                  Proved PV10 increased to $531.7 million, up $272.9 million or 105 percent, and Proved Reserves increased to 26.0 mmboe, up 11.3 mmboe or 77 percent as compared to Company reserves as at 1 January 2014(1).

•                  The PV10 of 2P Reserves increased to $765.5 million, up $395.7 million or 107 percent, and 2P Reserves increased to 54.1 mmboe, up 28.7 mmboe or 113 percent as compared to Company reserves as at 1 January 2014(1).

•                  The PV10 of 3P Reserves increased to $1.5 billion, up $864.2 million or 139%, and 3P Reserves increased to 147.7 mmboe, up 79.2 mmboe or 116% as compared to Company reserves as at 1 January 2014(1).

Exploration & Development

•                  Sundance brought 25 gross (15.0 net) horizontal wells into production during the quarter.

•                  An additional 24 gross (13.7 net) horizontal wells were in progress at quarter end, of which 11 gross (9.6 net) were Sundance-operated.

Liquidity

•                  As at 31 December 2014, the Company had $69 million of cash on hand, with $15 million of undrawn borrowing capacity on its credit facilities.

•                  The Company has no long-term service contracts and only 6.0 net commitment wells required in 2015, of which 2 were drilled in Q4 14, to preserve its 20,000+ net acre leasehold in Eagle Ford

•                  The Company’s 2015 capital program is expected to be entirely funded by its operating cash flow.

•                  As at 31 December 2014, hedges covering 246,000 bbls in 2015 and 60,000 bbls in 2016 had a value of $9.5 million. As at 28 January 2015, the value had increased to $11.7 million.

(1)         1 January 2014 Reserves excludes 6.1 mmboe of 1P, 3.1 mmboe of probable and 15.1 mmboe of possible that were primarily attributable to acreage sold during 2014. See additional information under Notes on page 7 regarding Reserve Estimates.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended		Year Ended
		31 December		31 December
Unaudited	Units	2014	2013	2014	2013
Production Summary, net of Royalties
Oil Production	Bbls	581,880	305,120	1,675,078	827,432
Natural Gas Production, excluding flare	Mcf	531,084	275,647	1,803,000	934,200
NGL Production	Bbls	84,209	55,142	267,952	95,821
Total Production, excluding flare	Boe	754,602	406,203	2,243,529	1,078,953
Average Daily Production, excluding flare	Boe/d	8,202	4,415	6,147	2,956
Flared Gas (1)	Boe/d	730	235	488	235
Average Daily Production, including flare	Boe/d	8,932	4,650	6,635	3,191
Sales Revenue, net of Royalties
Oil Sales	US$000s	40,754	27,573	144,993	79,365
Natural Gas Sales	US$000s	710	627	6,071	2,774
NGL Sales	US$000s	2 ,353	1,982	8,638	3,206
Total Sales Revenue	US$000s	43,817	30,182	159,702	85,345
Realised Product Pricing
Oil	US$/Bbl	70.04	90.37	86.56	95.92
Effect of Hedging	US$/Bbl	3.35	1.41	0.84	0.28
Net Oil	US$/Bbl	73.39	91.78	87.40	96.20
Natural Gas	US$/Mcf	1.34	2.27	3.37	2.97
Effect of Hedging	US$/Mcf	0.08	(0.05)	(0.01)	(0.03)
Net Natural Gas	US$/Mcf	1.42	2.22	3.35	2.94
NGL	US$/Bbl	27.94	35.94	32.24	33.45

NOTE: Production & Revenue figures are presented net of royalties.

(1) Prior to the fourth quarter of 2013, the Company did not report flared gas.

Production Growth Trailing 8 Quarters

All amounts shown in this report are unaudited.

Revenue for the quarter increased $13.6 million, or 45.2 percent, to $43.8 million compared to the same period in prior year. Increased production sales of 3,787 Boe/d from the Company’s successful multi-rig drilling program contributed $26.6 million. Offsetting this increase in revenue was a $20.33 per barrel decrease in oil price which negatively impacted revenue by $11.8 million.

For the current quarter, the Company realised $73.39 per Bbl (20.0 percent decrease compared to the same quarter in 2013) of oil and $1.42 per Mcf (36.2 percent decrease compared to the same quarter in 2013) of natural gas, net of transportation and marketing fees.

For the quarter ended 31 December 2014, the Company produced an average of 8,932 Boe/d, which includes 730 Boe/d of flared gas. Excluding flared gas, Sundance produced an average of 8,202 Boe/d during the quarter, up 85.8 percent from 4,415 Boe/d in the same period in prior year.

For the year ended 31 December 2014, Sundance produced an average of 6,635 Boe/d, which includes 488 Boe/d of flared gas, up 107.9 percent from 3,191 Boe/d in the prior year. Excluding flared gas, Sundance produced an average of 6,147 Boe/d for the year ended 31 December 2014, up 107.9 percent from 2,956 Boe/d in the same period in prior year. This increase in production is despite the fact that DJ Basin and Williston Basin assets were disposed in early July 2014. Had the disposition not occurred, it is expected these assets would have contributed approximately 938 boepd from the time of disposition through the remainder of the year ended 31 December 2014.

During the year ended 31 December 2014, the Company’s oil, natural gas and NGL sales revenue increased $74.4 million (87.1 percent) to $159.7 million from $85.3 million in the same period in the prior year. Increased production of 3,191 Boe/d contributed $89.6 million to the increase in revenue. Offsetting these increases in revenue was a $9.36 per barrel decrease in oil price which negatively impacted revenue by $15.7 million.

All amounts shown in this report are unaudited.

	Three Months Ended		Year Ended
	31 December		31 December
Unaudited (US$000s)	2014	2013	2014	2013
Operating Activity
Sales Revenue, net of Royalties	$43,817	$30,182	$159,702	$85,345
Lease Operating Expenses (LOE)	(4,167)	(5,117)	(14,293)	(12,121)
Production Taxes	(742)	(1,964)	(7,402)	(6,262)
Cash General and Administrative	(3,799)	(3,274)	(15,860)	(13,707)
LOE/Boe:	$5 .52	$12.60	$6.37	$11.23
Production taxes as a % of revenue	1.7%	6.5%	4.6%	7.3%
Cash G&A/Boe:	$5.03	$8.06	$7.07	$12.70
Adjusted EBITDAX	$36,104	$20,490	$122,248	$52,593
Adjusted EBITDAX Margin	82.4%	67.9%	76.5%	61.6%

Lease operating expenses (LOE)

In early 2014, the Company implemented several changes in its field operations that have resulted in a reduction of $7.08, or 56.2 percent, to $5.52 LOE per Boe for the quarter ended 31 December 2014 compared to the same period in 2013. For the year ended 31 December 2014, LOE per Boe decreased by $4.86, or 43.3 percent, to $6.37 as compared to $11.23 for the same period in 2013.

Production tax expense

As a result of the Company’s continued production shift out of North Dakota and Colorado (higher production tax rate jurisdictions) and into Texas and Oklahoma (lower production tax rate jurisdictions), as well as an adjustment for lower than anticipated ad valorem taxes, production tax expense as a percentage of revenue has decreased 4.8 percentage points (74.0 relative percent) from 6.5 percent in 2013, to 1.7 percent for the quarter ended 31 December 2014. For the year ended 31 December 2014, production tax expenses as a percentage of revenue has decreased 2.7 percentage points (36.8 relative percent) from 7.3 percent in 2013 to 4.6 percent in 2014.

Cash general and administrative costs (G&A)

G&A per Boe decreased 37.5 percent to $5.03 per Boe for the quarter ended 31 December 2014 compared to the same period in 2013 as the Company captured economies of scale in its fixed overhead cost structure due to increased production levels. For year ended 31 December 2014, G&A per Boe decreased to $7.07, or 44.4 percent, as compared to the same period in 2013.

Adjusted EBITDAX

The Company’s topline revenue growth and reduced operating expenses on a per unit basis translated to growth in Adjusted EBITDAX, with the Company generating $36.1 million in Adjusted EBITDAX, or 82.4 percent of revenue, for the quarter ended 31 December 2014 compared to $20.5 million, or 67.9 percent of revenue, for the same period in 2013. For the year ended 31 December 2014, Adjusted EBITDAX was $122.2 million, or 76.5 percent of revenue, compared to $52.6 million, or 61.6 percent of revenue, from the same period in 2013.

All amounts shown in this report are unaudited.

The Company’s Adjusted EBITDAX growth relative to its revenue growth for the three months ended 31 December 2014 was 114.5 percent compared to the same period in 2013. Meaning, for every $1.00 that revenue increased for the period, the Company’s Adjusted EBITDAX increased $1.14 due to operating cost control measures. For the year ended 31 December 2014, Adjusted EBITDAX growth relative to its revenue growth was 93.7 percent compared to the same period in 2013 (for every $1.00 that revenue increased, Adjusted EBITDAX increased $0.94).

The Company utilises derivative contracts to manage and protect against commodity price risk. As at 31 December 2014, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
1H 2015	144,000	$91.99	$98.00	120,000	$4.14	$4.14
2H 2015	102,000	$88.01	$96.51	120,000	$4.14	$4.14
2016	60,000	$94.10	$94.10	—	$—	$—
Total	306,000	$91.08	$96.74	240,000	$4.14	$4.14

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma). The Company added 25 gross (15.0 net) producing wells and had an additional 28 gross (17.7 net) wells in progress as at 31 December 2014. We anticipate first quarter 2015 development capital expenditures of $30 to $35 million.

In late 2013, the Company shifted to pad drilling in the Eagle Ford. All wells on the pads are planned to be drilled and completed prior to commencing production. The Company added a dedicated frac crew for completion operations in the Eagle Ford in the second quarter. During the fourth quarter of 2014, the Company completed 14 gross (10.4 net) wells in the Eagle Ford with all of those wells beginning production. The Company expects initial production from 5 gross Sundance-operated Eagle Ford wells in the first quarter of 2015.

The Company’s development activities for the quarter ended 31 December 2014 are summarised below:

	PRODUCING					IN PROGRESS
							Waiting on	Fraccing/
GROSS WELLS	30-Sep-14	New	Acquired	Sold	31-Dec-14	Drilling	Frac	Production Testing	Total
Eagle Ford	62	14	1	—	77	6	13	—	19
Anadarko Basin (1)	54	11	—	—	65	1	4	—	5
DJ Basin (2)	—	—	—	—	—	—	—	—	—
Williston Basin (3)	—	—	—	—	—	—	—	—	—
Total	116	25	1	—	142	7	17	—	24

	PRODUCING					IN PROGRESS
							Waiting on	Fraccing/
NET WELLS	30-Sep-14	New	Acquired	Sold	31-Dec-14	Drilling	Frac	Production Testing	Total
Eagle Ford	42.8	10.4	0.6	—	53.8	1.2	9.4	—	10.6
Anadarko Basin (1)	22.9	4.6	—	—	27.5	0.4	2.7	—	3.1
DJ Basin (2)	—	—	—	—	—	—	—	—	—
Williston Basin (3)	—	—	—	—	—	—	—	—	—
Total	65.7	15.0	0.6	—	81.3	1.6	12.1	—	13.7

(1) Beginning balance and in progress wells have been adjusted for 2 gross (2.0 net) dry exploratory wells.

(2) DJ Basin assets were disposed in July

(3) Williston assets were disposed in July

Analysis of 2014 Development & Production Additions

Exploration and evaluation	$38,397
Facilities and infrastructure	3,124
Capex on assets sold in 2014	14,307
Pre-spend on 2015 drilling program	23,969
2014 drilling & development program	292,430

(1) Represents total costs incurred, not cash paid, for capital expenditures during the quarter. Amounts exclude $47.7 million of costs incurred from acquisitions, including the carried interest on the Redemption acquisition.

All amounts shown in this report are unaudited.

EagleFord

During the quarter, 14 gross (10.4 net) Eagle Ford wells began production, all of which were Sundance-operated. As at 31 December 2014, the Company had 19 gross (10.6 net) wells drilling, waiting on completion, fraccing or production testing, including 8 gross (7.0 net) Sundance-operated wells. Year ended 31 December 2014 development and production capital expenditures were unfavorably impacted by $10.5 million due to a well that had to be re-drilled after encountering a high-pressure zone and unanticipated completion cost increases. The Company has drilled and will complete a vertical well to test the high-pressure zone for prospectivity and, starting in December 2014, has seen a 25% decrease in costs of completion services. The Eagle Ford contributed 7,300 Boe/d (82 percent) of total production during the quarter compared to 2,398 Boe/d (52 percent) of total Boe/d produced during the same period of 2013. The Company operated 98.9 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, 11 gross (4.6 net) Mississippian and Woodford wells had initial production; of which 2 gross (1.5 net) were Sundance-operated. As at 31 December 2014, Sundance had 5 gross (3.1 net) wells drilling, waiting on completion, fraccing or production testing. Anadarko contributed 1,552 Boe/d (17 percent) of total production during the quarter compared to 872 Boe/d (19 percent) of total Boe/d produced during the same period of 2013. The Company operated 65.7 percent of its Anadarko production for the quarter. Costs incurred on 2 dry exploratory wells totaling $9.7 million were written off to exploration expense during the quarter.

Liquidity

As at 31 December 2014, the Company had approximately $69 million of cash and cash equivalents and $15 million of undrawn borrowing capacity under its reserve based lending facility. The Company’s borrowing base was reaffirmed in December 2014.

Notes

Reserve Estimates

The Company’s Reserve estimates are calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, and for the period January 1, 2013 through December 1, 2013, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units (“MMBTU”) used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

All amounts shown in this report are unaudited.

Yours sincerely,

Sundance Energy Australia Limited

/s/ Eric McCrady
Eric McCrady
Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 December 2014

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		US$’000	US$’000
Cash flows related to operating activities

1.1	Receipts from product sales and related debtors	52,950	163,546
1.2	Payments (a) exploration & evaluation	(14,659)	(38,500)
	(b) development	(58,320)	(346,943)
	(c) production	(4,155)	(22,590)
	(d) administration	(2,685)	(13,905)
1.3	Dividends received
1.4	Interest and other items of a similar nature received	40	203
1.5	Interest and other costs of finance paid	(1,304)	(4,013)
1.6	Income taxes paid	1,839	(12,561)
1.7	Other (derivatives)	801	8

	Net Operating Cash Flows	(25,493)	(274,755)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	(651)	(35,516)
	(b) equity investments
	(c) other fixed assets	(198)	(959)
1.9	Proceeds from sale of: (a) prospects	(3,732)	115,427
	(b) equity investments
	(c) other fixed assets		107
1.10	Loans to other entities
1.11	Loans repaid by other entities
1.12	Other (changes in escrow)		(101)

	Net investing cash flows	(4,581)	78,958
1.13	Total operating and investing cash flows (carried forward)	(30,074)	(195,797)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(30,074)	(195,797)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	148	68,650
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings	50,000	165,000
1.17	Repayment of borrowings		(65,000)
1.18	Dividends paid
1.19	Other		(35)

	Net financing cash flows	50,148	168,615

	Net increase (decrease) in cash held	20,074	(27,182)

1.20	Cash at beginning of quarter/year to date	50,897	96,871
1.21	Exchange rate adjustments to item 1.20	(1,761)	(479)

1.22	Cash at end of quarter	69,210	69,210

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter
		US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	179

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

+ See chapter 19 for defined terms.

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available	Amount used
		US$’000	US$’000
3.1	Loan facilities (Senior and Junior Credit Facility)	145,000	130,000

3.2	Credit standby arrangements	NIL	NIL

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	(14,000)

4.2	Development (1)	(62,000)

4.3	Production	(6,500)

4.4	Administration	(3,800)

	Total	(86,300)

(1) $30,000 due to change in working capital.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter	Previous quarter
		US$’000	US$’000
5.1	Cash on hand and at bank	69,210	50,898

5.2	Deposits at call

5.3	Bank overdraft

5.4	Other

	Total: cash at end of quarter (item 1.22)	69,210	50,898

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

				Interest at	Interest at
		Tenement	Nature of interest	beginning	end of
		reference	(note (2))	of quarter	quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases	46,162	40,937

6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Purchase of approximately 863 net acres	19,879	20,742

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

				Issue price per	Amount paid up
				security (see	per security (see
		Total number	Number quoted	note 3) (cents)	note 3) (cents)
7.1	Preference +securities (description)

7.2	Changes during quarter
(a) Increases through issues
(b) Decreases through returns of capital, buy- backs, redemptions

7.3	+Ordinary securities	549,295,839	549,295,839

7.4	Changes during quarter
(a) Increases through issues
(b) Decreases through returns of capital, buy- backs

7.5	+Convertible debt securities (description)

+ See chapter 19 for defined terms.

7.6	Changes during quarter
(a) Increases through issues
(b) Decreases through securities matured, converted

7.7	Options (description and conversion factor)	2,730,000 options 2,964,177 RSUs*	Weighted Average Option Exercise Price - A$0.90	Weighted Average Remaining Option Term — 3.5 years

7.8	Issued during quarter	Nil Options Nil RSUs*

7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options 441,176 RSUs*

7.10	Expired during quarter	Nil options 3,973 RSUs*

7.11	Debentures (totals only)

7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

+ See chapter 19 for defined terms.

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Eric McCrady	Date: 30 January 2015

Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5

Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.